FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Information on the creation of Telefonica's Audit and Control Committee	5

INFORMATION ON THE CREATION OF TELEFÓNICA'S AUDIT AND CONTROL COMMITTEE

Pursuant to a letter of the Spanish National Securities Market Commission requesting that we submit certain information on the creation of Audit Committees (Financial System Reform Act), and after the annual general meeting of Telefonica, S.A. shareholders held this past 11 April 2003, we hereby inform on the following points:

  Date of creation and body that approved creation of the committee.

  The Telefonica, S.A. Audit and Control Committee, as a consultative or control committee of the Board of Directors, was set up by decision of the Company Board of Directors at the Board meeting of 29 January 1997, simultaneous with the approval of the first Board of Directors Regulations, which provided for the existence of the Committee together with others such as, for example, the Nominations and Compensation Committee.

  Later on, at its meeting of 22 July 1998, the Board of Directors approved new Board Regulations, which replaced the 1997 Regulations and are still in force. These Regulations regulate the composition and functions of the Audit and Control Committee in article 24, as described further below.

  Lastly, pursuant to the obligations established by Act 44/2002 of 22 November 2002 on Financial System Reform Measures (Ley de Medidas de Reforma del Sistema Financiero) in its additional provision eighteen, the Board of Directors submitted to the approval of the shareholders in their annual general meeting of 11 April 2003 the introduction in the company By-Laws of a new article 31 bis, conferring By-Laws status on this Committee and regulating its composition and minimum powers in accordance with the new legal requirements. The general meeting of shareholders approved this modification of the articles with a sufficient majority of the voting capital.

  Functions attributed to the committees and their regulation.

In accordance with the above, at the date of this letter, the regulation of the composition and functions of the Telefonica Audit and Control Committee, as a consultative or control committee of the Board of Directors, is set out in the new article 31 bis introduced in the Company By-Laws which provides as follows:

Article 31 bis - Audit and Control Committee

  An Audit and Control Committee shall be set up within the Board of Directors, comprising at least three and a maximum of five Directors appointed by the Board of Directors. All members of that Committee must be non-executive Directors.

  The Chairman of the Audit and Control Committee shall be appointed by the Committee itself from amongst its members, must be replaced every four years, and may be re-elected on expiry of one year from ceasing to hold office.

  The Audit and Control Committee shall have at least the following powers and duties:

    through its Chairman, to report to the Annual General Shareholders' Meeting on any matters within the competence of the Committee raised by shareholders at the Meeting.

    to propose to the Board of Directors for submission to the General Shareholders' Meeting appointment of the Auditor referred to in article 204 of the Spanish Law of Corporations (Ley de Sociedades Anónimas) and, where applicable, the terms on which the Auditor is engaged, extent of the Auditor's instructions and revocation or renewal of the Auditor's appointment.

    to supervise internal auditing staff;

    to be acquainted with the financial reporting and internal monitoring systems procedures; and

    to liaise with the Auditor to receive information on any matters which could jeopardise the Auditor's independence, and any other matters in connection with the process of carrying out the auditing of accounts, and to receive information and exchange with the Auditor the notifications referred to in legislation on the auditing of accounts and in technical auditing rules.

  The Committee shall meet at least once a quarter and whenever appropriate, subject to notice of the meeting given by the Chairman, at its own initiative or in response to a request by two of its members or of the Management Committee.

  The Audit and Control Committee shall be quorate when at least one half of its members, present or represented, are in attendance, and shall pass its resolutions by a majority of those present. In the case of an equality of votes, the Chairman shall have a casting vote.

  The Board of Directors may issue implementing provisions and supplement the foregoing rules in its Rules, in accordance with its By-laws and the law.

According to the provisions of the By-laws, this regulation is developed and complemented by the provisions of the Board of Directors Regulations, which facilitates maintenance of the detailed regulation contained in the aforesaid normative text and, at the same time, provides the margin of flexibility needed for easier adaptation of those detailed rules to the circumstances of each moment. Thus, the Board of Directors Regulations provide that this Committee's pre-eminent functions is to serve as support for the Board of Directors in its oversight functions and, specifically, assigns it the following basic responsibilities:

  To propose the appointment of the accounts auditor, the terms of the auditor's engagement, scope of its professional mandate and, as applicable, the revocation or renewal of that mandate;

  To review the accounts of the Company, monitor compliance with the legal requirements and proper application of generally accepted accounting principles, and to inform on the proposed modification of accounting principles and policies suggested by the management;

  To serve as liaison between the Board of Directors and the auditor, evaluate the results of each audit and the responses of the management to the auditor's recommendations and mediate and arbitrate in the event of disagreement between the Board and the auditor in relation to the accounting principles and policies applicable to the preparation of the financial statements;

  To check the appropriateness and integrity of the internal control systems followed in preparing the individual and consolidated accounts;

  To supervise compliance with the audit contract, procuring that the opinion on the annual accounts and principal content of the audit report are written in clear and precise terms.

  To review the periodic financial reports and prospectuses which the Company must provide to the markets and to market regulatory bodies; and

  To safeguard compliance with the Internal Code of Conduct in Securities Markets and, in general, with the rules of governance of the Company and make the necessary proposals for their improvement. In particular, the Audit and Control Committee is responsible for receiving information and, where applicable, issuing reports on disciplinary measures for Company officers.

  Composition

Lastly, the Audit and Control Committee is composed, as at the date of this letter, by the following directors, all of whom are outside or non-executive directors:

Chairman:	Mr. Antonio Massanell Lavilla (Shareholding Company Representative Board Members)
Directors:	Mr. Maximino Carpio García (Independent)
Mr. José Antonio Fernández Rivero (Shareholding Company Representative Board Members)
Mr. Gonzalo Hinojosa Fernández de Angulo (Independent)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 29th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors